UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68766

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XTELLUS CAPITAL PARTNERS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 MADISON AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Zak	(646) 527-6363	stephen.zak@xtelluscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

500 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XTELLUS CAPITAL PARTNERS, INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA JIMENEZ
NOTARY PUBLIC OF NEW JERSEY
Commission # 50122943
My Commission Expires 02/18/2025

Signature: [signature]

Title: CCO/COO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

XTELLUS CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

With Report of Independent Registered Public Accounting Firm

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2021

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
February 25, 2022

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 7,649,806
Fail to deliver	14,818,321
Due from clearing brokers	1,103,951
Accounts receivable	565,279
Prepaid expenses	247,720
Security deposits and other assets	197,703
Deferred tax asset	46,026
Leasehold improvements and equipment, net	28,899
TOTAL ASSETS	$ 24,657,705

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Fail to receive	$ 14,818,321
Accrued expenses	3,507,644
Deferred revenue	875,000
Accounts payable	106,933
TOTAL LIABILITIES	19,307,898
Commitments and Contingencies (Note 3)	
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding	4,400
Additional paid-in capital	1,385,649
Retained earnings	3,959,758
TOTAL STOCKHOLDERS' EQUITY	5,349,807
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,657,705

See accompanying notes to financial statement

NOTE 1. **ORGANIZATION AND NATURE OF OPERATIONS**

Xtellus Capital Partners, Inc. (the "Company"), was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was previously a member of the National Futures Association ("NFA") but has withdrew its membership in 2020.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves distribution of third-party research with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). In addition, the Company executes securities transactions in both U.S. and European securities to an institutional investor client base. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. The Company also provides underwriting and advisory services.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 ("ASC 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue recognition (continued)

Fee Income - Fee income consists of both a fixed and variable fee. The Company intermediates transactions, pursuant to Rule 15a-6, where a foreign institution executes or enters into securities based transactions involving non-U.S. securities with various U.S. institutional investors. Under ASC 606, the Company recognizes revenue when a trade takes place. The Company receives a performance based fee for the flow of transactions for which it acts as an intermediary.

The Company also recognizes a fixed advanced fee from a customer for its efforts in distributing foreign research in the U.S. Under ASC 606, the Company recognizes a straight-line amount of this fee each month as compensation for its distribution efforts.

Research - The Company primarily acts as an intermediary for a foreign broker-dealer's research in connection with the distribution of research reports to institutional investors in the U.S. as well as distributing its own research to foreign institutions. Under ASC 606, the Company recognizes a fixed amount from a foreign institution for its best efforts in distributing the foreign institution's research. The Company also recognizes a variable amount from U.S. institutions based upon the completion of the research being distributed to them, in accordance with ASC 606.

Referral Fee Income - The Company receives a quarterly referral fee for its efforts to introduce potential investment banking clients to another broker-dealer. In the event there is a successful transaction, the Company will receive and recognize a success fee in connection with the introduction. Under ASC 606, the quarterly fee is recognized evenly throughout each quarter as the Company is performing its obligations to make attempts to make introductions. In the event of a successful transaction, the Company recognizes revenue when the transaction is successfully closed.

Commission Income - The Company engages in riskless principal trading of securities for its own account as well as acting as an agent for customers. These transactions settle regular way and the Company typically flattens all positions by the end of the trading day. Under ASC 606, revenue is recognized when a trade takes place.

Advisory Fee and Underwriting Fee Income - Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned based upon when advisory services are performed. Underwriting revenues include gains, losses, and fees net of syndicate expense, arising from securities offering in which the Company acts as an underwriter. Underwriting management fees are recorded on offering date, sales concessions on settlement date, and underwriting income at the time the underwriting is completed and the income is reasonably determinable.

Private Placement Fee Income - The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to private investors. If the Company is successful in achieving the private companies' capital raise, the Company is paid a fee for its efforts in finding the investors. Under ASC 606, the performance obligation is complete once the Company secures the funding from investors and the private issuer receives their capital. The Company recognizes revenue upon close of a transaction.

Revenue recognition (continued)

	Balance as of 12/31/2020	Additions for the year 12/31/2021	Revenue recognized for the year 12/31/2021	Balance as of 12/31/2021
Deferred Revenue:	$ 1,083,333	$ 5,645,667	$ 5,854,000	$ 875,000
Accounts Receivable:	$ 416,161	$ 11,705,744	$ 11,556,626	$ 565,279

Depreciation:

Depreciation of leasehold improvements and furniture and equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of leasehold improvements and equipment as of December 31, 2021:

	Cost	Accumulated Depreciation	Leasehold Improvements and Equipment
Leasehold Improvements	$ 323,736	$ 303,387	$ 20,349
Furniture & Equipment	19,603	11,053	8,550
Total	$ 343,339	$ 314,440	$ 28,899

Depreciation calculations are based on a standard life of Leasehold Improvements of three years and a standard life for Furniture & Equipment of seven years.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement, except as follows:

The Company signed a three-year lease effective January 2022. The lease will be amortized on a monthly basis in accordance with ASC rule 842.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Operating Lease

Under U.S. GAAP, rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right of use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and as a result, amortized the lease liability for the first five months in connection with a provision in the lease agreement that allowed a five month free-rent period in 2019. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight line basis to show an even rent expense for each subsequent period.

NOTE 4. INCOME TAXES

At December 31, 2021, the Company has recorded a deferred tax asset of approximately $46,000, which relates primarily to accrued straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (“SEC”)’s Uniform Net Capital Rule 15c3-1 (the “Rule”), and the Commodity Futures Trading Commission ("CFTC")’s Regulation 1.17, which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company’s minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2021, the Company had net capital of $4,264,180, which exceeded its required net capital by $4,014,180.

NOTE 6. SIGNIFICANT CUSTOMER

The Company entered into agreements with VTB Capital PLC, ("VTB UK") to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB UK which includes providing certain research reports to, and effecting certain securities transactions with, institutional investors as well as referring VTB UK, on a best efforts basis, certain placement and investment banking activities. These services are more specifically set forth within the agreements and generally provide that the Company will be compensated for its services based on its agreement with VTB UK.

As part of the relationship with VTB UK, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2021, amounts failed to receive/failed to deliver consisted of the following:

Securities failed to receive (a)	$ 1,683,321
Securities failed to deliver	$13,150,000

(a) In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fails to receive or fails to deliver.

NOTE 7. INDEMNIFICATION

The Company conducts business with a clearing brokers on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing brokers, and the clearing brokers clear customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing brokers may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. The Company and its clearing brokers monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $300,006.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

NOTE 9. 401(k) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute $87,467 to the plan for the year ended December 31, 2021, and has accrued this amount in accrued expenses, on the accompanying statement of financial condition, at December 31, 2021.

NOTE 10. **CREDIT RISK**

The Company maintains checking and savings accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. At December 31, 2021, total amounts in excess of these limits are $7,149,806. The Company has not experienced any losses in the account.

NOTE 11. **RELATED PARTIES**

During the year ended December 31, 2021, the Company gave a loan to an affiliated entity in the amount of $80,000 ("the Loan"), which is included in security deposits and other assets on the accompanying statement of financial condition. The terms of the Loan are to be repaid once there is a liquidity event at the affiliated entity and there is no stated interest rate.

Additionally, the Company paid for certain expenses on behalf of the same affiliated entity. As of December 31, 2021, the Company was due $15,912 for expenses paid on behalf of the affiliated entity, which is included in accounts receivable on the accompanying statement of financial condition.

NOTE 12. **PPP LOAN**

From March 2020 to August 2020, the U.S. Federal Government issued a stimulus program due to the COVID-19 pandemic. The stimulus program was designed to give forgivable loans to qualified candidates called Pay Check Protection Program Loans ("PPP Loan"). The stimulus program allowed qualifying companies to apply for PPP Loans from banks and other lending institutions based upon the companies qualifying salary and rent expenses. If the PPP Loan was used to pay these qualifying expenses in a certain time period, companies were eligible to have these loans forgiven by the lender.

On January 29, 2021, the Company received a PPP Loan in the amount of $274,900. After using the proceeds of the PPP Loan for qualifying expenses, the Company applied for loan forgiveness and received approval from the lender to forgive the loan in November 2021.

NOTE 13. **UNITED STATES TREASURY SANCTIONS**

As a result of the unfolding geopolitical crisis in the Ukraine, on February 24, 2022, the U.S. Department of the Treasury imposed certain economic sanctions (the "sanctions") prohibiting certain U.S. entities and entities within the United States from transacting in certain financial activities (as defined) with various Russian entities. VTB OAO, which is one of the Company's corporate affiliates, has been named as an entity subject to these sanctions.

Management is in routine consultation with legal counsel in connection with the sanctions, and it believes that the Company is in compliance with the prohibitions imposed. Management is currently assessing the sanctions and their effect on its ongoing activities in the United States. Finally, management of the Company and its affiliated entities have stated their intention to comply with the sanctions.